                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ____________________________________
                                  SCHEDULE TO
                      (Amendment No. 2 - Final Amendment)
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ____________________________________
                              DIGIMARC CORPORATION
                       (Name of Subject Company (Issuer))
                      ____________________________________
                              DIGIMARC CORPORATION
                       (Name of Filing Person (Offeror))

  Certain Options Under the Digimarc Corporation 1999 Stock Incentive Plan, as
                                    amended,
  and the Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan
             to Purchase Common Stock, par value $0.001 per share,
           That Have an Exercise Price of $20.00 per share or Greater
                         (Title of Class of Securities)

                                  253807 10 1

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)


                                  Bruce Davis
                     President and Chief Executive Officer
                              Digimarc Corporation
                       19801 S.W. 72nd Avenue, Suite 100
                            Tualatin, Oregon  97062
                           Telephone:  (503) 885-9699
                      ____________________________________
          (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                      ____________________________________
                                   Copy to:
                             Gavin B. Grover, Esq.
                            Morrison & Foerster llp
                               425 Market Street
                         San Francisco, CA  94105-2482
                          Telephone:  (415) 268-7000
                     ____________________________________
                           Calculation of Filing Fee


================================================================================
         Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------
               $35,504,179                             $7,100.84**
================================================================================

     *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 880,560 shares of common stock of Digimarc Corporation having a weighted average exercise price of $40.32 as of February 13, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     **Previously paid.

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_] third party tender offer subject to Rule 14d-1.

          [X] issuer tender offer subject to Rule 13e-4.

          [_] going-private transaction subject to Rule 13e-3.

          [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                             Introductory Statement


     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission on February 16, 2001, to report the results of our offer to exchange all options outstanding under the Digimarc Corporation 1999 Stock Incentive Plan, as amended, and the Digimarc Corporation 2000 Non-Officer Employee Stock Incentive Plan (collectively referred to as the plans) to purchase shares of our common stock, par value $.001 per share, having an exercise price of $20.00 or more and held by option holders who have not received options after August 14, 2000 for new options to purchase shares of our common stock to be granted under the plans, upon the terms and subject to the conditions described in the Offer to Exchange (the "Offer to Exchange") dated February 16, 2001, as supplemented, and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer").


ITEM 4.   Terms of the Transaction.

     Item 10 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):


     (c) The Offer expired at 9:00 p.m., Pacific time, on Friday, March 16, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 535,350 shares of common stock, representing approximately 60.8% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant options to purchase an aggregate of 535,350 shares of common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(D) as previously filed, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated:  March 17, 2001        DIGIMARC CORPORATION



                              By: /s/ E.K. Ranjit
                                  ---------------
                              Name:   E. K. Ranjit
                              Title:  Chief Financial Officer and Secretary